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                     Deutsche Asset Mangement [Deutsche Asset Mangement GRAPHIC]
                     A member of the Deutsche Bank Group

Press Release

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 FOR IMMEDIATE RELEASE

 For additional information:
 Rosalia Scampoli 212-250-5536, Media
 Jonathan Diorio 212-454-2208, Investors
 Julian Reid 44-20-7233-1333, Chairman of the Board
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                         THE KOREA FUND, INC. ANNOUNCES
                       COMMENCEMENT OF CASH TENDER OFFER


NEW YORK, NY, January 19, 2006 -- The Korea Fund, Inc. (NYSE: KF) today announced that it has commenced a cash tender offer for up to 2,996,371 shares, representing approximately 10% of its issued and outstanding shares of common stock, at a price equal to 98% of the net asset value per share as of the business day after the expiration of the offer. The tender offer commenced today and will remain open through February 16, 2006 unless extended, subject to the terms of the Offer to Purchase and related Letter of Transmittal being filed today with the Securities and Exchange Commission.

The tender offer is being conducted in order to provide shareholders with an alternative source of liquidity for their investment in Fund shares and as part of the Fund's continuous efforts to provide additional value to shareholders.

The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol "KF".


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The tender offer will be made only by the Offer to Purchase and the related
Letter of Transmittal. Shareholders should read these documents carefully when they become available to investors free of charge at the website of the Securities and Exchange Commission (www.sec.gov). Neither the Offer to Purchase shares will be made to, nor will tenders pursuant to the Offer to Purchase be accepted from or on behalf of, holders of shares in any

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jurisdiction in which making or accepting the Offer to Purchase would violate that jurisdiction's laws.

There can be no assurance that any action proposed or adopted by the Board will reduce or eliminate the discount at which the Fund's shares trade. Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity, which may increase the volatility of your investment.

Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund's shares to greater price volatility.

Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund's shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.

This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.


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    NOT FDIC/NCUA INSURED          MAY LOSE VALUE         NO BANK GUARANTEE
    NOT A DEPOSIT          NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY
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Scudder Investments is part of Deutsche Asset Management which is the marketing name in the US for the asset management activities of Deutsche Bank AG, Deutsche Bank Trust Company Americas, Deutsche Asset Management Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Investment Management Americas Inc. and Scudder Trust Company. (01/06 42973)


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